International Game Technology 2020 Third Quarter Results Period ended September 30, 2020 November 12, 2020 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward- looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Consolidated Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Adjusted net (loss) income attributable to IGT PLC represents Net (loss) income attributable to IGT PLC before foreign exchange, purchase accounting depreciation and amortization, restructuring expenses, loss on extinguishment of debt and certain other non-recurring items. Adjusted Diluted EPS represents Adjusted net (loss) income attributable to IGT PLC per weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the IGT PLC share-based payment awards, when inclusion is not antidilutive. Other non-recurring items are discrete, infrequent in nature and are not reflective of on-going operational activities. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and equivalents. Cash and cash equivalent are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Free cash flow is a non-GAAP financial measure that represents cashflow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

Agenda Business 1 Marco Sala, CEO Update Financial 2 Max Chiara, CFO Results 3 Q&A 3

Business Update 4

Q3’20: Resilience of Portfolio, Strong Execution on Full Display Results bolstered by breadth of offer and diverse, global reach • Strongest Lottery same-store sales growth in seven quarters • Digital & Betting revenue up 41%, including over 70% increase from B2B activities Protected profits with disciplined operational management • $375 million temporary cost savings/avoidance delivered YTD • On track to achieve $500 million target Robust Q3’20 cash flow generation contributing to YTD performance of: • $610 million in cash from operations • $384 million in free cash flow Proven ability to drive operational leverage/cost flexibility to manage through pandemic; well positioned to benefit from a global market recovery 5

New, Simplified Organizational Structure Enhances Growth Potential • Enables greater responsiveness to customers and players Global Lottery • Increases effectiveness and competitiveness in each segment Led by Fabio Cairoli • Harmonizes best practices in each product category • Increases organizational efficiency by leveraging economies of scale Global • Improves market understanding of segment performance Gaming Led by Renato Ascoli • Reduces complexity to support IGT’s intrinsic value 6

Lottery Consistently Provides Stability to Quarterly Revenue and Profit



Revenue and Adjusted EBITDA(1) Indexed to Q1'19
50%
30%
10%
-10%
-30%
-50%
-70%
-90%
-110%
-130%
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Recovery to Q1'19 level
Lottery Revenue
Lottery Adj. EBITDA
Gaming Revenue
Gaming Adj. EBITDA

- Q3'20 revenue and profit demonstrate swift improvement vs. Q2'20
- Global Lottery
  - Substantial resilience and contribution throughout pandemic
  - High profit flow-through of strong SSS growth evidenced in Q3'20 results
- Global Gaming
  - Impact of pandemic more severe, as expected
  - Sequential improvement as venues reopen

Indexed: Base 0 in Q1'19

(1) Non-GAAP measures; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

7

Lottery: Robust Player Demand Drives Acceleration in Growth Global same-store sales increased 9% in Q3’20 • Double-digit growth in North America • Continued recovery in Italy Long-term growth profile fueled by several drivers • New games • Portfolio optimization • Price upselling • Improvement of prize structures • Expanded distribution Strengthened industry leadership • Awarded 7-year contracts with Poland and Nebraska Lotteries • New York Lottery contract extended to August 2022 8

Gaming: Encouraging Player Demand Trends, Product Portfolio Strength Sharp, sequential improvement from Q2’20 levels • Encouraging player demand trends • Progressive activation of installed base • Productivity of activated wide area progressive machines remains solidly above prior-year levels Product portfolio highlights: • Three spots on the “Top 20 Most Innovative Gaming Technology Awards,” more than any other supplier • Momentum with electronic table games • Award-winning cashless solutions gaining traction . IGT is the only casino management system provider with a fully- integrated cashless solution incorporating external funding capabilities . Solid pipeline of upcoming cashless implementations . Svenska Spel VLT cashless success story 9

Spotlight on Digital & Betting: Substantial Growth, Expanded Services, and New Partnerships Enhance IGT's Position

Q3'20 Digital & Betting revenue of $104 million, up 41%

- A little over half of revenue from Italy B2C activities, remainder primarily North American B2B activities
- B2B Digital & Betting revenue up over 70% in Q3'20
  - Strong U.S. iGaming market share positions
  - IGT powering over 40 U.S. sportsbooks across 15 states
  - Profit margin of B2B activities accretive to portfolio




BLACKJACK

Launched full-service, in-house trading team, enabling an "all-in-one," turnkey U.S. sports betting solution


IGT
WE'RE
SERIOUS ABOUT
SPORTS
BETTING

Several new sports betting partnerships reinforce IGT's role as prominent B2B supplier in the U.S. market

- Boyd Gaming Nevada partnership
- First B2B platform provider to partner with NBA

IGT

10

Solid Fundamentals Provide Stability; Focus on Creating a Leaner, Stronger IGT Pandemic highlighted the responsiveness of our team and resilience of operations Continued progress on strategic initiatives, especially emerging businesses Simplified organization, concentration on core competencies increase capacity to reduce cash costs • Focus on operational excellence • Reduced complexity of product/geographic mix • Other margin improvement initiatives • Largest opportunities in Global Gaming segment 11

Financial Reporting in the New Organizational Structure 12

Revenue Mapping to Global Structure Prior Organizational Structure New Organizational Structure North America North America Global Lottery Gaming & Interactive Lottery Gaming machines Technology supply and operating Service revenue Systems contracts (including LMAs) Operating and facilities management contracts (technology Licenses (software, IP) Hardware, systems, software sales supply and LMA contracts, upfront license fee Sports betting Instant ticket printing amortization) iGaming Gaming machines (VLTs) Other (commercial services, software) Sports betting (Rhode Island) Product sales revenue (hardware, systems, software, instant ticket printing) International Italy Technology supply and operating Lottery operating contracts Global Gaming contracts (including service revenue Hardware, systems, software sales amortization) Service revenue Commercial services Commercial services Terminal (gaming machines) Gaming machines Gaming machines (B2B) Systems, software, & other (sports betting, iGaming) Systems Gaming machines (B2C) Licenses (software, IP) Sports betting Product sales revenue Sports betting iGaming Terminal (gaming machines) iGaming Other (systems, software, spare parts) Note: Revenue sources appearing in blue will be part of Global Lottery under the new structure, while revenue sources in orange will be part of Global Gaming; iLottery revenue included in Global Lottery 13

Financial Disclosures - Mapping to Global Structure with Recast FY’19 Figures Previous Structure– FY’19 as reported Revenue Operating Income Adjusted EBITDA (2) North America Gaming & Interactive 1,071 North America Gaming & Interactive 264 International Game Technology PLC 1,713 North America Lottery 1,165 North America Lottery 256 International 840 International 127 Italy 1,709 Italy 521 Total 4,786 Corporate support expense (238) (1) Other (293) Total 637 New Structure – FY’19 as reported Revenue Operating Income Adjusted EBITDA (2) Global Lottery 2,293 Global Lottery 697 Global Lottery 1,136 Global Gaming 2,493 Global Gaming 340 Global Gaming 657 Total 4,786 Corporate support expense (106) Corporate and Other (80) (1) Other (294) Total 1,713 Total 637 Incremental segment-level (1) Primarily includes purchase price amortization and goodwill impairment profit disclosure (2) Non-GAAP measures; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Amounts in $ millions 14

Financial Results 16

Revenue Operating Income Adjusted EBITDA(1) 1,153 982 154 129 Q3'19 Q3'20 Q3'19 Q3'20 • Strong SSS drives Global Lottery revenue to pre-COVID levels • Pandemic impact on Global Gaming partially offset by 41% increase in Digital & Betting revenue (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Note: $ in millions; EUR/USD FX daily average: 1.11 in Q3’19; 1.17 in Q3’20 17

Q3'20 Global Lottery Highlights: Revenue Rebounds to Pre-COVID Levels with High Profit Flow-Through

Revenue


552
7
6
-12
553
16
570
Q3'19
Lottery Service
Other Service
Product Sales
Excluding FX
FX
Q3'20

	Q3'19	Q3'20	% change as reported	% change at constant FX
Revenue	552	570	3%	0%
Operating Income	161	196	22%	17%
Adjusted EBITDA[(1)]	270	309	14%	10%

Global SSS growth	% change at constant FX
Instants & Draw Games	10.6%
Multi-jurisdiction jackpots	-14.3%
Total	**8.7%**

North America & Rest of world SSS growth	% change at constant FX
Instants & Draw Games	15.0%
Multi-jurisdiction jackpots	-14.3%
Total	**12.1%**

Italy SSS growth	% change at constant FX
Instants & Draw Games	**-3.5%**

- Double-digit SSS growth for both instant ticket and draw games, partially offset by geographic mix, lower LMA revenue, and Billbird sale in PY
- Other service higher on growth in commercial services
- Product sales primarily reflects higher terminal and printing sales in PY
- Operating income up sharply on high profit flow-through and benefit of cost-saving actions

IGT

Note: $ in millions, except where noted otherwise

(1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

18

Q3'20 Global Gaming Highlights: Sequential Growth in Revenue and Profit; Digital & Betting Revenue Surges

Revenue



601
-92
8
-90
-29
398
14
412
Q3'19
Terminal Service
Other Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
Q3'20

	Q3'19	Q3'20	% change as reported	% change at constant FX
Revenue	601	412	-31%	-34%
Operating income/(loss)	68	-8	NA	NA
Adjusted EBITDA[2]	156	58	-63%	-65%

Installed Base (units)	Q3'19	Q3'20	Q2'20
US & Canada	37,260	34,584	34,800
Rest of World	14,332	14,798	14,834
Italy	59,627	54,236	55,235
Total	**111,219**	**103,618**	**104,869**
Yields[3]	**$32.06**	**$19.88**	**$6.21**

Machine Units Sold	Q3'19	Q3'20
New & expansion	1,001	818
Replacement	9,190	2,853
Total	**10,191**	**3,671**
Average selling price	**$13,300**	**$13,300**

- Terminal service reflects partially inactive installed base and residual casino closures
- ASPs stable; terminal product sales mirrors industry-wide impact of pandemic, partly offset by benefit of multi-year strategic agreement
- Digital & Betting revenue rises $30 million[1]
- Operating loss impacted by decline in revenue and higher bad debt & obsolescence charges, partially offset by cost-saving initiatives

(1) Reported Digital & Betting revenue reflects activity across the Company's business portfolio and includes iLottery
(2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
(3) Excludes Italy installed base and L/T lease units treated as sales-type leases
Note: $ in millions, except where noted otherwise

IGT

19

2020 Temporary Cost Actions on Target; Simplified Organization Drives $200M+ in Structural Cash Savings • On track for $500 million in temporary cost $500M in Temporary 2020 Cost savings/avoidance in 2020 Savings/Avoidance • New global organization enables optimization of value chain across businesses and regions • Identified over $200 million in structural savings vs. $140M 2019 run rate over next two years • ~80% of savings coming from Global Gaming . Operational excellence initiatives $360M . Reduced complexity of product/geographic mix . Other margin improvement initiatives • Remainder of savings in Global Lottery and Corporate support expense CapEx P&L 20

Accelerated Cash Conversion Drives Robust Free Cash Flow Net Net Debt Debt Net 7,354 7,382 Net Debt 133 Debt 169 7,243 41 7,074 366 59 226 (98) (204) (831) $610 net cash provided by operating activities 9/30/19 12/31/19 Adjusted Interest Income Other Cash CapEx Dividends Minorities Other Before FX 9/30/20 @ 1.09 @ 1.12 EBITDA (Net) Taxes from Ops. Paid (Net) FX @ 1.17 Net Debt/LTM EBITDA 4.34x 4.31x 5.72x • YTD generated $610 million in operating cash flow; $384 million in free cash flow • Successfully converted higher percentage of Adjusted EBITDA to cash compared to the prior year • $140 million in net debt reduction since 12/31/19 as reported; $308 million at constant currency 21

Ample Liquidity, No Significant Near-Term Maturities Total liquidity improved to ~$2.55 billion as of 9/30/20 • $943 million in unrestricted cash; $1.61 billion in additional borrowing capacity • Strong YTD cash flow and increased liquidity allow for repayment of revolver • Re-established full revolver capacity Focus on restoring pre-pandemic credit ratings Debt Maturity Profile at September 30, 2020 Undrawn RCF Bank Bonds Euro 19% Notes 1,607 Bank Debt USD35% Bond 44% 1,056 EUR Bond 1,000 1,100 585 37% 878 750 750 632 585 375 375 175 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 22

Key Takeaways Business recovery highlights resilience • Lottery performance at pre-COVID levels; highest Adjusted EBITDA in seven quarters • Double-digit growth in global Digital & Betting revenue; sequential improvement in Global Gaming • Strong free cash flow • Improved and substantial liquidity position (~$2.55 billion) Optimized cost structure, disciplined capital allocation enhance future margin potential • On track to meet $500 million in temporary cost savings/avoidance in 2020 • Identified over $200 million in structural cash savings over next two years vs. 2019 run rate, mostly in Global Gaming segment 23

Q&A 24

Appendix: Slides 28-31 Q3’20 and YTD’20 Financial Information Slides 33-45 Recast Historical Financial Data, KPIs, and Reconciliations of Non-GAAP Measures 25

Q3’20 and YTD’20 Financial Information 26

Q3’20 Income Statement (As Reported) Q3'20 Q3'19 % Change Service revenue 880 922 -5% Product sales 102 231 -56% Total revenue 982 1,153 -15% Adjusted EBITDA 354 407 -13% Operating income 129 154 -16% Interest expense, net (101) (103) Foreign exchange (loss) gain, net (149) 124 Other (expense) income, net (7) - Total non-operating (expenses) income (257) 21 (Loss) Income before (benefit from) provision for income taxes (129) 175 Net (loss) income (102) 131 Net (loss) income attributable to IGT PLC (128) 104 Net (loss) income attributable to IGT PLC per common share - diluted (0.62) 0.51 27

Q3’20 and YTD‘20 Cash Flow Statement Q3'20 Q3'19 YTD '20 YTD '19 Net Cash Flows from Operating Activities 285 197 610 789 CapEx (65) (102) (226) (333) Free Cash Flow 220 95 384 456 Debt Proceeds/(Repayment), Net (662) 64 (71) 98 Other - Net 13 (26) (113) (271) Other Investing/Financing Activities (648) 39 (184) (173) Net Cash Flow (428) 134 200 283 Effect of Exchange Rates/Other 38 -27 46 (31) Net Change in Cash and Restricted Cash (390) 107 246 252 Cash and Restricted Cash at End of the Period 1,140 764 1,140 764 28

YTD ’20 Financial Highlights Revenue Operating Income/(Loss) Adjusted EBITDA 3,532 2,559 556 -163 YTD ‘20 YTD ‘19 YTD ‘19 YTD ‘20 Note: $ in millions; Adjusted EBITDA removes impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.12 in YTD ’19; 1.12 YTD ‘20 29

Q3'20 Reconciliation of Non-GAAP Measures

For the three months ended September 30, 2020	Global Lottery	Global Gaming	Operating Segment Total	Corporate and Other	Total IGT PLC
Net loss					(102)
Benefit from income taxes					(26)
Interest expense, net					101
Foreign exchange loss, net					149
Other non-operating expense, net					7
Operating income (loss)	196	(8)	188	(60)	129
Depreciation	51	51	102	1	102
Amortization - service revenue [1]	54	-	54	-	54
Amortization - non-purchase accounting	8	15	23	1	24
Amortization - purchase accounting	-	-	-	42	42
Restructuring	-	-	-	-	-
Stock-based compensation	-	-	-	1	1
Other [2]	-	-	-	2	2
Adjusted EBITDA	309	58	367	(13)	354
Cash flows from operating activities					285
Capital expenditures					(65)
Free Cash Flow					220

For the three months ended September 30, 2019	Global Lottery	Global Gaming	Operating Segment Total	Corporate and Other	Total IGT PLC
Net income					131
Provision for income taxes					44
Interest expense, net					103
Foreign exchange gain, net					(124)
Other non-operating expense, net					-
Operating income (loss)	161	68	229	(75)	154
Depreciation	50	55	105	1	106
Amortization - service revenue [1]	51	-	51	-	51
Amortization - non-purchase accounting	7	14	21	1	22
Amortization - purchase accounting	-	-	-	48	48
Restructuring	-	16	16	-	16
Stock-based compensation	2	2	4	4	8
Other [2]	-	-	-	2	2
Adjusted EBITDA	271	155	426	(19)	407
Cash flows from operating activities					197
Capital expenditures					(102)
Free Cash Flow					95

IGT

[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs
$ Millions

30

Recast Historical Financial Data, Key Performance Indicators, and Reconciliations of Non-GAAP Measures 31

Global Lottery Recast Historical Financial Data and Key Performance Indicators

(Amounts in $ millions unless otherwise noted)

GLOBAL LOTTERY

	FY'18	Q1'19	Q2'19	Q3'19	Q4'19	FY'19	Q1'20	Q2'20	Q3'20[3]
Revenue									
Service									
Operating and facilities management contracts[1]	2,214	558	539	502	527	2,126	454	416	525
Upfront license fee amortization	(207)	(50)	(49)	(48)	(49)	(196)	(48)	(48)	(52)
Operating and facilities management contracts, net	2,007	509	490	454	479	1,931	406	367	474
Other	228	60	61	66	66	252	66	70	76
Total service revenue	**2,235**	**569**	**550**	**520**	**544**	**2,183**	**472**	**438**	**549**
Product sales	**127**	**18**	**35**	**33**	**24**	**110**	**32**	**22**	**20**
Total revenue	**2,362**	**587**	**586**	**552**	**568**	**2,293**	**505**	**460**	**570**
Operating income	**763**	**199**	**183**	**161**	**154**	**697**	**144**	**107**	**196**
Adjusted EBITDA	**1,214**	**308**	**289**	**270**	**268**	**1,136**	**243**	**221**	**309**
Global same-store sales growth (%)[1]									
Instant ticket & draw games	4.1%	4.8%	4.6%	3.7%	3.2%	4.1%	-4.8%	-7.1%	10.6%
Multi-jurisdiction jackpots	25.1%	-3.3%	18.9%	-10.5%	-49.4%	-18.3%	-30.0%	-24.2%	-14.3%
Total	**6.1%**	**3.9%**	**5.6%**	**2.4%**	**-4.6%**	**1.7%**	**-7.2%**	**-8.5%**	**8.7%**
North America & Rest of world same-store sales growth (%)[2]									
Instant ticket & draw games	4.1%	5.9%	5.3%	5.0%	4.7%	5.2%	0.3%	3.5%	15.0%
Multi-jurisdiction jackpots	25.1%	-3.3%	18.9%	-10.5%	-49.4%	-18.3%	-30.0%	-24.2%	-14.3%
Total	**6.7%**	**4.5%**	**6.6%**	**3.2%**	**-5.5%**	**2.0%**	**-3.5%**	**0.6%**	**12.1%**
Italy same-store sales growth (%)									
Instant ticket & draw games	**4.1%**	**2.0%**	**2.6%**	**-0.3%**	**-1.3%**	**0.8%**	**-19.8%**	**-40.5%**	**-3.5%**

	YoY % Change (As Reported)				YoY % Change (Constant FX)			
	FY'19	Q1'20	Q2'20	Q3'20	FY'19	Q1'20	Q2'20	Q3'20
Operating and facilities management contracts[1]	-4.0%	-18.7%	-22.8%	4.7%	-1.3%	-17.0%	-22.2%	1.5%
Upfront license fee amortization	-5.6%	-3.6%	-1.6%	7.3%	-0.6%	-0.2%	0.0%	0.0%
Operating and facilities management contracts, net	-3.8%	-20.2%	-25.0%	4.4%	-1.4%	-18.7%	-24.4%	1.7%
Other	10.8%	10.5%	15.9%	14.8%	17.7%	16.4%	19.3%	9.5%
Total service revenue	**-2.3%**	**-16.9%**	**-20.5%**	**5.7%**	**0.6%**	**-15.0%**	**-19.6%**	**2.6%**
Product sales	**-13.4%**	**75.0%**	**-38.5%**	**-37.6%**	**-12.1%**	**75.2%**	**-38.2%**	**-38.4%**
Total revenue	**-2.9%**	**-14.0%**	**-21.6%**	**3.2%**	**-0.1%**	**-12.1%**	**-20.7%**	**0.2%**
Operating income	**-8.7%**	**-27.6%**	**-41.5%**	**21.7%**	**-4.8%**	**-25.4%**	**-41.3%**	**16.8%**
Adjusted EBITDA	**-6.4%**	**-21.1%**	**-23.7%**	**14.4%**	**-2.8%**	**-19.0%**	**-23.1%**	**9.7%**

(1) Discrepancies between growth in operating and facilities management contract revenue and same-store sales include Italy mix dynamics (Italy represents a greater share of global revenue than global sales), effective rate, contract wins/losses, and certain non-sales-based revenue items.

(2) IGT previously reported same-store revenue growth for lottery outside Italy. The Company believes same-store sales provides a better indication of player/market demand trends.

(3) Q3'20 information is as reported

IGT

32

Global Gaming Recast Historical Financial Data and Key Performance Indicators

(Amounts in $ millions unless otherwise noted)

GLOBAL GAMING

	FY'18	Q1'19	Q2'19	Q3'19	Q4'19	FY'19	Q1'20	Q2'20	Q3'20[3]
Revenue									
Service									
Terminal	1,239	275	279	276	286	1,116	181	37	193
Systems, software, and other	572	148	151	126	138	562	130	86	138
Total service revenue	**1,812**	**422**	**430**	**402**	**424**	**1,678**	**311**	**123**	**331**
Product sales									
Terminal	455	99	155	139	188	581	53	44	49
Other	203	37	64	60	74	234	72	11	32
Total product sales revenue	**658**	**135**	**219**	**199**	**262**	**815**	**125**	**55**	**81**
Total revenue	**2,470**	**558**	**648**	**601**	**686**	**2,493**	**435**	**178**	**412**
Operating income (loss)	**318**	**58**	**114**	**68**	**100**	**340**	**15**	**(132)**	**(8)**
Adjusted EBITDA	**603**	**130**	**185**	**156**	**186**	**657**	**78**	**(32)**	**58**
Installed base units									
Casino[1]	54,494	54,254	51,565	51,592	50,834	50,834	48,911	48,704	48,280
Casino - L/T lease[2]	-	-	-	-	-	-	917	930	1,102
Italy VLT - Operator (B2C)	10,991	10,995	10,929	10,984	11,020	11,020	10,863	10,844	10,845
Italy VLT - Supplier (B2B)	8,058	7,847	7,524	7,514	7,501	7,501	7,458	7,253	7,112
Italy AWP	42,928	40,746	40,268	41,129	40,892	40,892	38,426	37,138	36,279
Total installed base units	**116,471**	**113,842**	**110,286**	**111,219**	**110,247**	**110,247**	**106,575**	**104,869**	**103,618**

YoY % Change (As Reported)	FY'19	Q1'20	Q2'20	Q3'20
Terminal (Service)	-10.0%	-34.1%	-86.9%	-30.3%
Systems, software, and other	-1.8%	-12.0%	-43.0%	9.9%
Total service revenue	**-7.4%**	**-26.4%**	**-71.5%**	**-17.7%**
Terminal (Product sales)	27.7%	-46.7%	-71.7%	-64.5%
Other	15.3%	96.2%	-82.0%	-47.2%
Total product sales revenue	**23.9%**	**-8.0%**	**-74.7%**	**-59.3%**
Total revenue	**0.9%**	**-21.9%**	**-72.6%**	**-31.5%**
Operating income (loss)	**6.9%**	**-74.5%**	**NA**	**NA**
Adjusted EBITDA	**8.9%**	**-39.5%**	**NA**	**-62.7%**

YoY % Change (Constant FX)	FY'19	Q1'20	Q2'20	Q3'20
Terminal (Service)	-7.2%	-32.6%	-86.8%	-33.1%
Systems, software, and other	1.0%	-10.1%	-42.1%	6.3%
Total service revenue	**-4.6%**	**-24.7%**	**-71.1%**	**-20.8%**
Terminal (Product sales)	29.3%	-46.0%	-71.6%	-64.8%
Other	17.6%	98.5%	-81.9%	-48.4%
Total product sales revenue	**25.7%**	**-6.9%**	**-74.6%**	**-59.9%**
Total revenue	**3.5%**	**-20.4%**	**-72.3%**	**-33.7%**
Operating income (loss)	**9.6%**	**-75.3%**	**NA**	**NA**
Adjusted EBITDA	**11.4%**	**-39.0%**	**NA**	**-64.7%**

[1] Global alignment of the installed base resulted in an increase of Casino units from historically reported totals in North America. As previously reported, 2,076 and 417-unit reductions in Q2'19 and Q3'19, respectively, were related to a strategic agreement in Oklahoma.

[2] Excluded from yield calculations due to treatment as sales-type leases.

[3] Q3'20 information is as reported

IGT

33

Global Gaming Recast Historical Financial Data and Key Performance Indicators

GLOBAL GAMING (continued)

Installed base units (by geography)	FY'18	Q1'19	Q2'19	Q3'19	Q4'19	FY'19	Q1'20	Q2'20	Q3'20[3]
US & Canada	39,589	39,169	37,090	37,260	35,977	35,977	35,065	34,800	34,584
Rest of world	14,905	15,085	14,475	14,332	14,857	14,857	14,763	14,834	14,798
Subtotal	54,494	54,254	51,565	51,592	50,834	50,834	49,828	49,634	49,382
Italy	61,977	59,588	58,721	59,627	59,413	59,413	56,747	55,235	54,236
Total installed base units	**116,471**	**113,842**	**110,286**	**111,219**	**110,247**	**110,247**	**106,575**	**104,869**	**103,618**
Yields (by geography)[1]									
US & Canada	$ 39.91	$ 39.18	$ 40.53	$ 41.31	$ 40.29	$ 40.31	$ 33.72	$ 8.69	$ 26.79
Rest of world (ex-Italy)	$ 9.16	$ 9.19	$ 9.02	$ 8.04	$ 7.75	$ 8.50	$ 6.55	$ 0.49	$ 4.31
Total yields (ex-Italy)	**$ 31.07**	**$ 30.93**	**$ 31.76**	**$ 32.06**	**$ 31.08**	**$ 31.45**	**$ 25.67**	**$ 6.21**	**$ 19.88**
Global machine units sold									
New/expansion	5,797	1,864	1,138	1,001	1,811	5,814	119	1,443	818
Replacement[2]	26,760	5,149	10,115	9,190	11,808	36,262	3,563	1,538	2,853
Total machine units sold	**32,557**	**7,013**	**11,253**	**10,191**	**13,619**	**42,076**	**3,682**	**2,981**	**3,671**
US & Canada machine units sold									
New/expansion	3,917	1,482	438	791	1,405	4,116	36	1,382	667
Replacement[2]	14,932	2,544	4,223	4,150	5,986	16,903	2,036	1,330	2,007
Total machine units sold	**18,849**	**4,026**	**4,661**	**4,941**	**7,391**	**21,019**	**2,072**	**2,712**	**2,674**
Rest of world machine units sold									
New/expansion	1,880	382	700	210	406	1,698	83	61	151
Replacement[2]	11,828	2,605	5,892	5,040	5,822	19,359	1,527	208	846
Total machine units sold	**13,708**	**2,987**	**6,592**	**5,250**	**6,228**	**21,057**	**1,610**	**269**	**997**

IGT

(1) Excludes Casino L/T lease units due to treatment as sales-type leases.
(2) Minor differences from historically reported replacement units resulting from a shift from units shipped to units sold, which more closely ties to revenue.
(3) Q3'20 information is as reported

34

Global Gaming Recast Historical Financial Data and Key Performance Indicators GLOBAL GAMING (continued) (1) Average Selling Price (ASP) FY'18 Q1'19 Q2'19 Q3'19 Q4'19 FY'19 Q1'20 Q2'20 Q3'20 US & Canada $ 13,700 $ 15,600 $ 15,500 $ 14,800 $ 14,900 $ 15,100 $ 14,300 $ 14,700 $ 13,800 Rest of world $ 13,500 $ 11,200 $ 11,500 $ 11,800 $ 11,900 $ 11,700 $ 13,600 $ 14,000 $ 12,100 Total ASP $ 13,600 $ 13,700 $ 13,200 $ 13,300 $ 13,500 $ 13,400 $ 14,000 $ 14,600 $ 13,300 Gaming Systems Revenue ($ millions) 221 48 55 53 59 215 45 23 32 Italy Wagers (€ millions) VLT (B2C) 5,838 1,503 1,427 1,324 1,414 5,669 745 150 940 AWP 3,717 939 916 877 958 3,690 686 83 711 Italy sports betting wagers (€ millions) 988 274 252 227 298 1,050 218 79 237 Italy sports betting payout (%) 82.4% 83.3% 82.2% 83.4% 83.3% 83.1% 79.2% 88.1% 83.0% (1) Q3’20 information is as reported 35

Consolidated Recast Historical Financial Data and Key Performance Indicators CONSOLIDATED (3) Revenue (by geography) FY'18 Q1'19 Q2'19 Q3'19 Q4'19 FY'19 Q1'20 Q2'20 Q3'20 US & Canada 2,196 536 583 538 580 2,236 447 369 443 Italy 1,815 437 422 402 448 1,709 329 184 416 Rest of world 820 172 229 213 226 840 164 84 123 Total revenue 4,831 1,145 1,234 1,153 1,253 4,786 940 637 982 (1) Digital & Betting Revenue 326 82 84 74 103 343 84 70 104 (2) Corporate support expense (108) (30) (25) (26) (25) (106) (13) (27) (18) (1) Included within consolidated revenue. (2) Corporate support expense allocation methodology modified to allocate ~75% of corporate expense to the operating segments, compared to ~50% previously allocated. (3) Q3’20 information is as reported 36

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 37

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 38

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 39

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 40

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 41

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 42

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 43

Recast Reconciliations of Non-GAAP Measures International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ thousands) Unaudited 44